Exhibit 99.1

ASX ANNOUNCEMENT

December 12th, 2008

Resignation of Director

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) advises that Dr. Mervyn Jacobson has decided to resign with immediate effect as a Director of the Company and related companies pending the determination of charges laid against him under section 1041A of the Corporations Act 2001 by the Commonwealth Director of Public Prosecutions.

The Company advises that it will appoint additional Directors to join its Board.

The trading halt in the Company’s shares can now be lifted.

FOR INFORMATION REGARDING THIS ANNOUNCEMENT PLEASE CONTACT

Thomas G. Howitt

Company Secretary

Genetic Technologies Limited (ABN 17 009 212 328)

Phone: +61 3 8412 7000